Exhibit 99.1

ICON Announces Appointment of Ms. Mary Pendergast to Board of Directors

DUBLIN--(BUSINESS WIRE)--February 20, 2014--ICON plc, (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the appointment of Ms. Mary Pendergast, J.D., LL.M., as a non-executive director.

Ms. Pendergast is an expert in the regulatory aspects of drug development and is President of Pendergast Consulting, a consulting firm that advises biopharmaceutical companies, patient groups, professional and advocacy organisations, governments and academic and financial institutions. Prior to founding her own firm, Ms. Pendergast was Executive Vice President of Government Affairs at Elan Corporation from 1998 to 2003. Ms. Pendergast also spent more than 18 years at the US Food and Drug Administration (FDA), serving as Deputy Commissioner and Senior Advisor to the FDA Commissioner and Associate Chief Counsel for Enforcement.

Ms. Pendergast is also a board member of AesRx, ARCH Foundation and Impax Laboratories, Inc.

“We are delighted to welcome Ms. Pendergast to the ICON Board,” commented Chairman, Mr. Thomas Lynch. “Her deep knowledge and understanding of the regulatory environment within the biopharma and medical device industries will be a great asset to the Board and will complement the expertise of our existing Board members.”

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 77 locations in 38 countries and has approximately 10,300 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

CONTACT:
ICON
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353–1-291-2000
or
Simon Holmes
EVP Investor Relations and Corporate Development
+ 353–1-291-2000